Mail Stop 4561

April 7, 2008

Alexander McLean, III
Chief Executive Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

**Re:    World Acceptance Corporation
Form 10-K
Filed May 25, 2007
File No. 000-19599**

Dear Mr. McLean:

We have reviewed your correspondence dated March 31, 2008 in response to our letter dated March 18, 2008 and have the following comment.

1. We note your response and restate the comment. You must amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K. If this is the only change made in your amendment, you may omit the body of the document from your amendment and file a signature page amendment only.

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,


Mark Webb
Branch Chief
Financial Services Group